FUKOKU SEIMEI BUILDING 5TH FLOOR  |  2-2-2 UCHISAIWAICHO  |  CHIYODA-KU  |  TOKYO  |  100-0011
WWW.SHEARMAN.COM  |  T +81.3.5251.1601  |  F +81.3.5251.1602

February 26, 2014

Via EDGAR

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re: Toyota Motor Corporation
Form 20-F for the fiscal year ended March 31, 2013 filed June 24, 2013
File No. 001-14948

Dear Ms. Blye:

We are contacting you on behalf of our client, Toyota Motor Corporation, regarding your comment letter dated January 31, 2014.  We respectfully request that an extension to submit the company’s response to the Staff be granted through March 14, 2014 in order that the company may collect the information necessary for its response to your letter.

Best regards,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:           Max Webb (Securities and Exchange Commission)